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                                                                       EXHIBIT 6

                                      LOGO

                                                                    July 8, 1995

Board of Directors
WorldWay Corporation
400 Two Coliseum Center
2400 Yorkmont Road
Charlotte, North Carolina 28217

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the common shareholders of WorldWay Corporation (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the Agreement and Plan of Merger dated as of July 8, 1995, among Arkansas Best Corporation ("Arkansas Best"), the Company and ABC Acquisition Corporation, a wholly owned subsidiary of Arkansas Best (the "Agreement").

     Pursuant to the Agreement, ABC Acquisition Corporation will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $11.00 per share. The tender offer is to be followed by a merger in which the shares of all shareholders who did not tender would be converted into the right to receive $11.00 per share in cash.

     In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning May 21, 1995 and ending December 31, 1997 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. With the exception of a single party which was contacted in July, 1994, we were not requested to, nor did we, solicit the interest of any other party in acquiring the Company, nor did we participate in any direct negotiations with Arkansas Best or its representatives.

     In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.
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Board of Directors
WorldWay Corporation
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                                                                    July 8, 1995

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation to any common shareholder as to whether to tender their shares or as to how such shareholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has been engaged by the Company in a financial advisory capacity since April 27, 1994.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the common shareholders of the Company pursuant to the Agreement is fair to the common shareholders of the Company from a financial point of view.

                                            Very truly yours,

                                            DONALDSON, LUFKIN & JENRETTE
                                            SECURITIES CORPORATION

                                            By: /s/  L. PRICE BLACKFORD
                                              L. Price Blackford
                                              Managing Director